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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B) AND (C) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)


                                   JACADA LTD
                                   ----------
                                (NAME OF ISSUER)


                       ORDINARY SHARES, NIS 0.01 PAR VALUE
                       -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    M6184R101
                                    ---------
                                 (CUSIP NUMBER)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13(d)-1 (b)

[ ] Rule 13(d)-1 (c)

[X] Rule 13(d)-1 (d)


                        (Continued on following page(s))
                               (Page 1 of 5 Pages)

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54497.0003

----------------------------- --------------------------------------------             ---------------------------------
CUSIP No.                     M6184R101                                       13G               Page 2 of 5 pages
----------------------------- --------------------------------------------             ---------------------------------
--------------- -------------------------------------------------- -----------------------------------------------------
     1          NAME OF REPORTING PERSON:                          GIDEON HOLLANDER
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------- ---------------------------------------------------------------------------------------- ---------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                               (A) [_]
                                                                                                                (B) [ ]
--------------- --------------------------------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------- -------------------------------------------------- -----------------------------------------------------
     4          CITIZENSHIP OR PLACE OF ORGANIZATION:              ISRAELI

--------------------- ------ ------------------------------------------------- -----------------------------------------
    NUMBER OF           5    SOLE VOTING POWER:                                1,189,988
     SHARES
                      ------ ------------------------------------------------- -----------------------------------------
  BENEFICIALLY          6    SHARED VOTING POWER:                                  0
    OWNED BY
                      ------ ------------------------------------------------- -----------------------------------------
      EACH              7    SOLE DISPOSITIVE POWER:                           1,189,988
    REPORTING
                      ------ ------------------------------------------------- -----------------------------------------
   PERSON WITH          8    SHARED DISPOSITIVE POWER:                             0

--------------- -------------------------------------------------------------- -----------------------------------------
     9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,189,988

--------------- ---------------------------------------------------------------------------------------- ---------------
    10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                             [_]

--------------- ---------------------------------------------------------------------------------------- ---------------
    11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       6.457%

--------------- -------------------------------------------------- -----------------------------------------------------
    12          TYPE OF REPORTING PERSON:                          IN

--------------- -------------------------------------------------- -----------------------------------------------------


ITEM 1

(a)        NAME OF ISSUER:  Jacada Ltd.

(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                               11 Galgalei Haplada Street
                               Herzliya, 46766
                               Israel

ITEM 2

(a)        NAME OF PERSON FILING:

                               Gideon Hollander

(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                     FOR ALL REPORTING PERSONS:

                              5267 Meadow Creek Drive, Dunwoody, Georgia, 30338.

(c)        CITIZENSHIP:

                               Israeli.

(d)        TITLE OF CLASS OF SECURITIES:

                       Ordinary shares NIS 0.01 par value

(e)        CUSIP NUMBER:

                               M6184R101

ITEM 3

                     Not applicable.

ITEM 4     OWNERSHIP.

(a)        Amount Beneficially Owned:

                     See Item 9 of the Cover Pages attached hereto.

(b)        Percent of Class:

                     See Item 11 of the Cover Pages attached hereto.

(c)        Number of shares as to which such person has:

(i)        Sole power to vote or to direct the vote

                               See Item 5 of the Cover Pages attached hereto.

(ii)       Shared power to vote or to direct the vote

                               See Item 6 of the Cover Pages attached hereto and below.

(iii)      Sole power to dispose or to direct the disposition of

                               See Item 7 of the Cover Pages attached hereto.

(iv)       Shared power to dispose or to direct the disposition of

                               See Item 8 of the Cover Pages attached hereto and below.

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                               Not applicable.

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                               Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                               Not applicable.

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                               Not applicable.  See Item 4.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP.

                               Not applicable.

ITEM 10    CERTIFICATION.

                               Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 7, 2000

                                    /s/ Gideon Hollander
                                    -----------------------------------
                                    GIDEON HOLLANDER